UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Grupo Supervielle S.A. – Summary of the Ordinary Shareholders’ Meeting held on April 26, 2019

GRUPO SUPERVIELLE S.A.

ORDINARY SHAREHOLDERS’ MEETING

Summary

April 26, 2019

On April 26, 2019, at 3.30 pm Mr. Julio Patricio Supervielle as Chairman of Grupo Supervielle S.A. called the meeting to order and took over the chairmanship of the Ordinary Shareholders’ Meeting (the “AGM”) of Grupo Supervielle S.A. (the “Company”).

Pursuant to the records of pages 47 and 48 of the Book of Shares Deposit and Attendance to General Meetings No. 2, 15 shareholders attended the AGM: 4 in person and 11 represented by duly authorized agents, holding 371,990,868 book entry shares, 126,738,188 of which account for Class A shares entitled to 5 votes per share, and 245,252,680 account for Class B shares entitled to 1 vote per share. All such shares amount to a face value of AR$ 1, represented by a capital of AR$ 371,990,868 (81.4479% of the capital stock) and 878,943,620 votes (91.2075% of votes).

Directors Messrs. Jorge Oscar Ramírez, Emérico Alejandro Stengel, Atilio Dell’Oro Maini (also the Board Secretary), Richard Gluzman and Jorge Luis Mocetti, and Syndics Messrs. Enrique Barreiro and Carlos Asato attended the AGM. Also, the representative of the Buenos Aires Stock Exchange Ms. Susana Vitale attended the AGM.

Having ensured the existence of enough quorum to hold the AGM pursuant to section 243 of the General Corporations Law, the AGM was formally called to order at first call, and the items included in the Agenda were addressed and voted as follows:

1.	Appointment of two shareholders to sign off the minutes of the Shareholders’ Meeting

By a majority of computable votes the shareholder Juan Pablo Molinari and the representative of the shareholder FGS-ANSES were appointed to sign off the minutes of the AGM.

The following is the outcome of such voting process:

Positive votes: 878,650,185

Abstentions: 121,205

Negative votes: 172,230

2.	Consideration of the documentation pursuant to section 234, subsection 1 of Law No. 19,550, for the fiscal year ended December 31, 2018

By a majority of computable votes the Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows and Cash Equivalents, notes, schedules, complementary information to such financial statements, Inventory and the Annual Report for the fiscal year ended on December 31, 2018 were passed and the Auditor’s Report and the Supervisory Committee’s Report for the fiscal year ended on December 31, 2018 were taken notice of.

The following is the outcome of such voting process:

Positive votes: 877,294,845

Abstentions: 1,473,130

Negative votes: 175,645

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2018

By a majority of computable votes it was passed the performance of the Board of Directors during the fiscal year ended on December 31, 2018.

The following is the outcome of such voting process:

Positive votes: 214,225,048

Abstentions: 663,973,727

Negative votes: 744,845

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2018

By a majority of computable votes it was passed the performance of the Supervisory Committee during the fiscal year ended on December 31, 2018.

The following is the outcome of such voting process:

Positive votes: 878,062,365

Abstentions: 137,410

Negative votes: 743,845

5.	Consideration of the remuneration to the Board of Directors for the fiscal year ended December 31, 2018

By a majority of computable votes it was passed that the fees to the Board of Directors, as remuneration for the duties performed during the fiscal year ended on December 31, 2018, be set at AR$ 34,421,360.

The following is the outcome of such voting process:

Positive votes: 214,647,333

Abstentions: 663,992,827

Negative votes: 303,460

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2018

By a majority of computable votes it was passed that the fees to the Supervisory Committee, as remuneration for the duties performed during the fiscal year ended on December 31, 2018, be set at AR$ 210,477.

The following is the outcome of such voting process:

Positive votes: 878,546,845

Abstentions: 79,115

Negative votes: 317,660

7.	Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number set by the Shareholders’ Meeting is completed

By a majority of computable votes the following items were passed: (i) to maintain in 8 the number of members to comprise the Board of Directors without naming alternate directors; (ii) to accept the resignations submitted by directors Laurence Mengin de Loyer, María Gabriela Macagni and Jorge Luis Mocetti, with a vote of gratitude for their contributions to the Company; (iii) to appoint Messrs. Julio Patricio Supervielle, Jorge Oscar Ramírez, Atilio María Dell’Oro Maini, Eduardo Braun, Victoria Premrou, Ricardo De Lellis and Hugo Enrique Santiago Basso as regular directors, for two fiscal years, i.e until the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550 of the fiscal year ending on December 31, 2020 is held; and (iv) to state that, pursuant to the criteria set by the National Securities Commission’s standards in such regard, Messrs. Eduardo Braun, Victoria Premrou and Ricardo De Lellis shall have the status of “independent”, whereas Messrs. Julio Patricio Supervielle, Jorge Oscar Ramírez, Atilio María Dell’Oro Maini and Hugo Enrique Santiago Basso shall have the status of “non independent”.

The following is the outcome of such voting process:

Positive votes: 878,110,540

Abstentions: 99,095

Negative votes: 733,985

8.	Appointment of members of the Supervisory Committee

By a majority of computable votes Messrs. Enrique José Barreiro, Carlos Alberto Asato and Valeria Del Bono Lonardi were appointed regular syndics and Messrs. Carlos Enrique Lose, Roberto Aníbal Boggiano and Carlos Alfredo Ojeda were appointed alternate syndics, all of them for one fiscal year, i.e. until the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year ending on December 31, 2019 is held. Likewise, it was stated that, pursuant to the current criteria set by the National Securities Commission’s standards in such regard, all appointed syndics shall have the status of “independent”.

The following is the outcome of such voting process:

Positive votes: 878,522,330

Abstentions: 147,740

Negative votes: 273,550

9.

Consideration of the results of the fiscal year ended December 31, 2018. Increase of the voluntary reserve. Distribution of dividends within the term established in the applicable regulations. Delegation to the Board of Directors of the effective date of making the dividends available to the shareholders

By a majority of computable votes it was passed that the distribution of earnings for the fiscal year ended on December 31, 2018 which amounted to AR$ 1,655,961,851.28 were distributed as follows: (i) AR$ 303,000,000.00 to Dividends in Cash; and (ii) AR$ 1,352,961,851.28 to Voluntary Reserve, aimed at addressing future investments.

Likewise, it was passed to delegate into the Board of Directors the capacity to determine the payment date of the dividends in cash in compliance with the Rules of the National Securities Commission and the Listing Rules of BYMA.

The following is the outcome of such voting process:

Positive votes: 878,630,690

Abstentions: 102,740

Negative votes: 210,190

10.	Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2018

By a majority of computable votes it was passed that the fees to the Certifying Accountant of the financial statements as of December 31, 2018 be set at AR$ 2,105,930.

The following is the outcome of such voting process:

Positive votes: 871,579,534

Abstentions: 120,305

Negative votes: 7,243,781

11.	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2019

By a majority of computable votes it was passed the appointment of Messrs. Santiago José Mignone and Carlos Alberto Pace of the firm Price Waterhouse & Co. S.R.L. as regular and alternate Certifying Accountants, respectively, for the financial statements of the fiscal year to end on December 31, 2019.

The following is the outcome of such voting process:

Positive votes: 878,222,920

Abstentions: 92,605

Negative votes: 628,095

12.

Allocation of the Budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice from lawyers and other independent professionals and hire their services

By a majority of computable votes it was passed a budget of AR$ 2,300,000 to be allocated to the Audit Committee for the payment of consulting, advisory, legal or training professional services during the fiscal year to end on December 31, 2019.

The following is the outcome of such voting process:

Positive votes: 878,657,670

Abstentions: 112,680

Negative votes: 173,270

13.	Authorizations

A majority of computable votes passed the authorization for: (i) any of the Directors of the Company, so that, with the broadest powers, they may submit a public deed and / or perform any necessary and / or convenient act in order to implement and document what has been approved; (ii) Messrs. Sergio Gabriel Gabai, Leandro Carletti, María Lucrecia Galland and Carla Cánepa, as members of the Legal Department, so that any of them can, separately, jointly, alternatively and indistinctly, with the broadest capabilities, perform all procedures deemed necessary and / or conducive to obtain the formation and registration of the resolutions passed through the AGM as a competent authority, and are able to sign public and / or private documents, publish notices, sign the sworn statements and professional reports required by current regulations and so that after the instruments have been granted, proceed to its registration before the corresponding Registry of Commerce; carry out all the procedures necessary to obtain the authorizations planned in the AGM before the National Securities Commission, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A. and any other securities market, regulatory authority, agency or entity that may correspond, including without limitation the Official Gazette, which may submit applications, make publications, sign documents, withdraw views, remove copies of documentation, answer hearings, interpose resources, make disclosures, request photocopies, grant any another public and / or private instrument and, in general, perform all the procedures, filings and proceedings that were needed to fulfill its task.

The following is the outcome of such voting process:

Positive votes: 878,604,475

Abstentions: 132,010

Negative votes: 207,135

The AGM was adjourned at 4.20 pm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 29, 2019	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer